EXHIBIT 99

PRESS RELEASE

Magna Announces New 10% Normal Course Issuer Bid and Automatic Share Purchase Plan

AURORA, Ontario, Nov. 05, 2024 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG, NYSE: MGA) today announced the termination of its existing Normal Course Issuer Bid effective since February 15, 2024 (the “Prior NCIB”) and the Toronto Stock Exchange ("TSX") has accepted its Notice of Intention to establish a new Normal Course Issuer Bid (the "Notice"). Pursuant to the Notice, Magna may purchase up to 28,500,000 Magna Common Shares (the "New NCIB"), representing approximately 10% of its public float. As at October 31, 2024, Magna had 287,342,204 issued and outstanding Common Shares, including a public float of 286,960,792 Common Shares.

Magna’s Prior NCIB announced in February 2024 for the purchase of up to 300,000 Common Shares would have expired on February 14, 2025. With the approval of the TSX, the Prior NCIB will now terminate at the close of trading on November 6, 2024. As at the close of trading on November 6, 2024, Magna had purchased 98,636 Common Shares under the Prior NCIB at a weighted average price of CDN $70.56 on open market through the facilities of the TSX. As a result, the 98,636 Common Shares purchased under the Prior NCIB has been deducted from the public float in calculating the New NCIB limit, as per the requirements of the TSX.

The primary purposes of the New NCIB are purchases for cancellation, as well as purchases to fund Magna’s stock-based compensation awards or programs. Magna may purchase its Common Shares for cancellation, from time to time, if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Corporation.

The New NCIB will commence on November 7, 2024, and will terminate no later than November 6, 2025. All purchases of Common Shares under the New NCIB may be made on the TSX, at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. In addition to purchases made on the open market through the facilities of the TSX and NYSE, Magna may also make purchases through alternative trading systems in Canada and the United States, and by private agreement or under a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority (a “Specific Share Repurchase Program”). Purchases made by way of such private agreements or a Specific Share Repurchase Program will be at a discount to the prevailing market price. The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the New NCIB, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the New NCIB on the TSX is 202,962, based on 25% of the average daily trading volume for the prior six months of the Prior NCIB (being 811,850 Common Shares on the TSX). Magna may reset this restriction in February 2025 based on 25% of the average daily trading volume for the six months leading up to February 2025. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares purchased and the timing of such purchases, if any, will be determined by Magna having regard to future price movements and other factors.

In conjunction with the New NCIB, Magna today also announced that it has established an automatic share purchase plan (the “Plan”) with a designated broker to facilitate the purchase of Common Shares under the New NCIB. The Plan will be implemented effective November 7, 2024. Under the Plan, Magna will provide instructions and strict parameters regarding how its Common Shares may be purchased during times when it would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. The Plan will terminate on the earliest of the date on which: (a) the purchase limit specified in the Plan has been reached; (b) we terminate the Plan in accordance with its terms, in which case we will issue a press release confirming such termination; and (c) the New NCIB terminates.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │   248.761.7004

ABOUT MAGNA(1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 175,000(2) employees across 343 manufacturing operations and 107 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid, including pursuant to private agreements or a Specific Share Repurchase Program under an issuer bid exemption order issued by the Ontario Securities Commission. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: macroeconomic and geopolitical events; economic cyclicality; relative foreign exchange rates; financial flexibility risks; stock price fluctuations; legal and regulatory proceedings against us; changes in laws and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

(1) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(2) Number of employees includes over 162,000 employees at our wholly owned or controlled entities and over 13,000 employees at certain operations accounted for under the equity method.